

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

March 8, 2007

Mr. Douglas P. Fletcher
Principal Financial Officer
Flow International Corporation
23500 – 64th Avenue South
Kent, Washington 98032

> **RE: Form 10-K for the Fiscal Year ended April 30, 2006**
> **Forms 10-Q for the Quarters ended July 31, 2006 and October 31, 2006**
> **File No. 0-12448**

Dear Mr. Fletcher:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant